Exhibit 99.1

For Immediate Release

May 5, 2005

DRAXIS Provides Update on FIBRIMAGE® Development Program

Preliminary analysis of Canadian study indicates primary endpoint reached

Canadian submission scheduled for the second half of 2005

MISSISSAUGA, ONTARIO May 5, 2005 - DRAXIS Health Inc. (TSX: DAX) (Nasdaq: DRAX) provides an update on three key aspects of the product development program for FIBRIMAGE® including the status of the Canadian Phase III clinical trial, the findings of two recently completed marketing studies by DRAXIS, and the status of the clinical trial that is planned for the U.S.

FIBRIMAGE® is the Company’s proprietary targeted molecular imaging product to aid in the diagnosis of Deep Vein Thrombosis (DVT).  Deep Vein Thrombosis refers to a blood clot that is developing in a major vein, usually in the lower leg or thigh, and which can lead to a serious and life-threatening complication, pulmonary embolism (PE).  According to the American Heart Association, up to 2 million patients are affected by DVT annually in the U.S., and, of those who go on to develop PE, an estimated 200,000 die each year, which represents more annual fatalities than AIDS and breast cancer combined.

Preliminary results from the Canadian trial indicate that FIBRIMAGE® successfully imaged DVT.  Additional detailed review of patient data and charts is required to complete the analysis of the trial. Since this additional analysis is not expected to be completed before the end of the second quarter, the target for filing a New Drug Submission (NDS) in Canada has been moved to the second half of 2005, pending the outcome of the analysis.

Recap of the FIBRIMAGE® Development Program

A Phase III clinical trial of FIBRIMAGE® in Canada closed in late 2004 and the first readings of scans were completed during the first quarter of 2005. The start of a Phase III clinical trial in the U.S. has been awaiting three pieces of information: (i) the results from the Canadian study; (ii) information from detailed marketing studies being conducted by DRAXIS to further define potential target patient populations with unmet medical diagnostic needs; and (iii) agreement with the FDA regarding the design of an appropriate protocol for a Phase III clinical trial for the U.S.  This new protocol will take into account the FDA’s recently updated guidelines for the clinical development of diagnostic imaging agents (Guidance for Industry: Developing Medical Imaging Drug and Biological Products, U.S. Department of Health and Human Services, Food and Drug Administration, June 2004).

Design of the Canadian Trial

The Canadian trial involved four sites in Canada and investigators enrolled 131 patients who exhibited clinical signs and symptoms that led to a suspicion of an initial DVT.  The clinical investigators responsible for the design of the protocol and the execution of the study were expert nuclear medicine physicians and the lead investigator was Dr. Raymond Taillefer of the Centre Hospitalier du l’Université du Montréal.  Patients entering the study were suspected of having their first episode of DVT, as determined by their initial clinical assessment based on well-recognized criteria known as the Wells Scoring Model (Wells P, Hirsh J, Anderson D, et al. Accuracy of Clinical Assessment of Deep-Vein Thrombosis. Lancet 1995;345:1326-30).  The trial design was an open label, single-dose, single-group study.

FIBRIMAGE® was administered as a single intravenous injection and images of suspected sites of DVT in each patient’s legs were taken using a gamma camera at 60 and 120 minutes.  The FIBRIMAGE® scans for each patient in the trial were benchmarked against the clinical assessment algorithm that is based on the Wells Scoring Model and the results of ultrasound evaluation — “The Truth Standard”.

The primary endpoint in the trial was the accuracy of FIBRIMAGE® for detecting a DVT compared to the defined “Truth Standard”.  In addition, the protocol called for the secondary analysis of diagnostic sensitivity and specificity based on the results of the Truth Standard.

The scans, or images, for each patient were read and interpreted under a two-stage process.  Images were initially read by the clinical investigators in each of the institutions participating in the trial.  These “Institutional Reads” were conducted under conditions typical of a clinical setting, i.e. the investigators had full access to their patients’ history and current medical charts and knowledge of the clinical status and prior evaluation that led to the inclusion of the patient in the trial.  Subsequently, all images were subjected to “Blinded Reads”, i.e. independent assessments by a completely different panel of nuclear medicine physicians who are given no information concerning patient history and clinical evaluation.  Their assessments are confined to a judgment of whether or not the images for each individual patient indicate the presence of a DVT.  The data for all reads are then analyzed and correlated with the details of each individual patient’s clinical chart.  These detailed chart analyses have been recently initiated and are expected to be completed during the third quarter.

Results of the Canadian Trial

The results of Institutional Reads in the Canadian trial, conducted in the clinical settings, indicate that FIBRIMAGE® reached its primary endpoint for accuracy compared to the “Truth Standard”.  Preliminary results of the first Blinded Reads similarly indicate that FIBRIMAGE® met the criteria for accuracy, the primary endpoint, compared to the benchmarks established.  No toxicity, immunogenicity nor adverse events attributable to FIBRIMAGE® were observed.

The preliminary results from the Canadian trial indicate that FIBRIMAGE® successfully imaged DVT in patients with clinical signs and symptoms that raised concern as to the presence or absence of DVT.

Medical Advisory Board

Prior to completing the design of the U.S. protocol and to assist in the analysis and interpretation of the Canadian data, DRAXIS is assembling a Medical Advisory Board that includes clinicians responsible for the care of patients with DVT.  The Chairman of this expert advisory panel is Dr. Bruce L. Davidson, MD, MPH, Clinical Professor of Medicine, Department of Pulmonary and Critical Care, Swedish Medical Center, University of Washington School of Medicine in Seattle, Washington.  Other members of the advisory board are being actively recruited and the final makeup of this board will be announced when it is completed.

Market Research Studies

Comprehensive market research conducted on behalf of DRAXIS has determined that the DVT market is larger than the current incidence of approximately 2 million cases of DVT per year in the U.S.  There are approximately 6 million patients who are at risk of having an episode of DVT.  Some of the more widely accepted risk factors include cancer, certain heart or respiratory diseases, prior DVT, advanced age, acute illness with restricted mobility, a predisposition to clotting, obesity, stroke, major surgery such as joint replacement followed by immobility, pregnancy, the use of birth control pills and trauma.  For patients who are assessed as being at moderate to high risk of developing DVT, current clinical practice generally recommends preventative treatment with blood thinning (anticoagulant) agents.

About 3 million U.S. patients a year are suspected of having DVT and these fall into two major categories - patients who may be developing a clot for the first time (an initial DVT) and those who have previously had a clotting episode (recurrent DVT).  Currently, ultrasound is the diagnostic tool that clinicians rely on mostly to detect and image the size and location of a suspected DVT.  However, the accuracy of ultrasound is significantly reduced in patients with recurrent DVT or whose DVT is below the knee.  These are examples of market segments where FIBRIMAGE® may be particularly useful.

FDA Submission

DRAXIS, together with its Medical Advisory Board, will now be working to design a Phase III clinical trial protocol for submission to the FDA that incorporates the updated marketing information, the requirements for venography, and the benchmarks used in the Phase III Canadian trial.  It is expected that once the revised protocol is accepted by the FDA it will take approximately 12 months to complete enrollment into the study.

About DRAXIS Health Inc.

DRAXIS Health Inc. www.draxis.com is a rapidly growing company providing specialty pharmaceutical products globally in three categories. Sterile products include liquid and freeze-dried (lyophilized) injectables, sterile ointments and sterile creams. Specialty non-sterile products are produced as tablets, capsules, ointments, liquids and creams.  Proprietary radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications.  Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced and sold through the DRAXIMAGE division.  DRAXIS Health employs nearly 500 staff in its Montreal facility.

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors which could cause the Company’s results or performance to differ from current expectations include, but are not limited to: the achievement of desired clinical trial results related to the Company’s pipeline products, timely regulatory approval of the Company’s products; the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products; the Company’s ability to obtain and enforce effective patents; the non-infringement of third party patents or proprietary rights by the Company and its products; the establishment and maintenance of strategic collaborative and commercial relationships; the Company’s dependence on a small number of key customers; the Company’s ability to protect its confidential information; the preservation of healthy working relationships with the Company’s unions and employees; the avoidance of product liability claims; and market acceptance of the Company’s products. For additional information with respect to certain of these and other factors, reference should be made to the Company’s most recent Form 20-F filed with the United States Securities and Exchange Commission and with Canadian securities regulators (available on SEDAR (at www.sedar.com).  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.

Jerry Ormiston, Investor Relations

Tel:         877-441-1984